Exhibit 99.1
ATTUNITY REPORTS FOURTH QUARTER AND FULL YEAR 2013 FINANCIAL RESULTS
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 Record quarterly revenue of $8.1 million
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Company estimates total revenue for 2014 in range of $34 - $37 million

Burlington, MA – January 30, 2014 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period and year ended December 31, 2013.

“The fourth quarter of 2013 was a record quarter for us in terms of total revenues and revenues from our Big Data product offering, which grew by 140% year-over-year. This contribution drove us to achieve record quarterly revenues of $8.1 million. These highlights reflect, among others, the ongoing investments in sales and marketing, building a momentum that we expect will continue into 2014,” stated Shimon Alon, Chairman and Chief Executive Officer of Attunity. “Attunity Replicate’s cutting-edge technology, coupled with our strong partnerships, raises our profile as a key provider of information availability solutions to the high-growth Big Data market. Our focus on real-time ease of use, superior performance and high return on investment (ROI) for our customers, enables us to increase market share and win deals against our competition.

Mr. Alon continued “In order to accelerate our growth, we expanded into additional key Big Data markets, with the strategic acquisition of Hayes Technology Group in December. This enables us to widen our portfolio of offerings for SAP, the largest ERP provider in the market, according to Gartner. We expect to leverage both Attunity’s suite of solutions and Hayes’ proprietary SAP certified replication solution, Gold Client, by cross-selling and up-selling into each existing customer base. Gold Client also gives us access to the rapidly growing HANA user base, SAP’s flagship in-memory database platform, both on premise and in the cloud. With this acquisition, coupled with an improved cash position and increased sales and marketing efforts, we believe we are well positioned to grow aggressively in 2014.”

Recent Operational Highlights:

•	Successfully raised approximately $18 million in a public offering to execute growth initiatives, including aggressive expansion of sales and marketing

•	Acquired Hayes Technology Group to penetrate the SAP market, accessing a new, larger customer base and further establishing Attunity as a critical enabler for Big Data replication

•	Grew Attunity Replicate sales by over 140% year-over-year, with a record of number of deals closed during the fourth quarter

•	Added 10 salespeople in the U.S and EMEA to increase presence in new and existing regions; currently have 25 total salespeople compared with 15 in the third quarter of 2013

•
Expanded Attunity Replicate to support additional Big Data platforms including IBM Netezza and Teradata Aster; Replicate currently services all major data warehouse and Big Data Analytic platforms with optimizations for accelerated data loading

•
Enhanced suite of Attunity CloudBeam 2.0 managed data delivery service for Amazon Web Services (AWS) to include support for Amazon Relational Database Service (RDS) and boosting loading speed to the Cloud

•	Won a DBTA Magazines’ “Trendsetter” award for Attunity Replicate; named to the List of the Trendsetting Products in Data for 2014

Financial Highlights for the Fourth Quarter of 2013, compared with the Fourth Quarter of 2012:

•	Total revenues grew 14% to $8.1 million, a record quarter of total revenue

•	Total license revenues grew 15% to $4.9 million, a record quarter of license revenue

•	Total maintenance and service revenues grew 12% to $3.2 million

•	Non-GAAP operating income increased 1% to $1.4 million

Financial Highlights for the Full Year 2013, compared with the Full Year 2012

•	Total revenues were $25.3 million, compared with $25.5 million in 2012

•	Shareholders' equity increased to $30.3 million, compared with $9.6 million in 2012

•	Cash and cash equivalents were $16.5 million, compared with $3.8 million in 2012

•	Non-GAAP operating income was $2.3 million, compared with $4.4 million for 2012

•	Non-GAAP net income was $1.7 million, compared with $4.1 million in 2012

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Sales Expansion
During the fourth quarter, the Company achieved record licensing sales generating $4.9 million, an increase of 15% compared to the same period in 2012. In order to build on this momentum in 2014, the Company hired several highly specialized salespeople and sales solution architects to address high demand markets in Europe, APAC and key areas in the U.S.  Attunity continues to expand its footprint in new and existing regions by adding quality hires to the sales team and leveraging strong partnerships with market leaders.

Partnership Activity
Attunity has experienced significant traction with its go-to-market data warehouse partners, including Teradata, Pivotal Greenplum, HP Vertica, and Microsoft Parallel Data Warehouse (PDW). In fact, these partners were instrumental in introducing Attunity to key customers, resulting in the closing of several large-scale deals during the fourth quarter.  In almost all instances, Attunity won against the competition, proving to be a critical revenue enabler for its partners. Additionally, the Company broadened capabilities for another partner, Amazon Web Services, as it expanded its Attunity CloudBeam 2.0 solution. This includes support for Amazon RDS and added technologies to quicken the speed at which data loads onto Amazon Redshift.

“We also expect to capitalize on our ‘integration platform as a service’ (IPAS), also known as cloud-based integration, with Attunity CloudBeam 2.0. We plan to release additional products in 2014, to complement Attunity’s Big Data offerings. Not only will this include support for important targets and sources, but it will also introduce innovative data flow management for larger scale enterprise data management,” Mr. Alon concluded.

Financial Results for Q4 2013
Total revenues for the fourth quarter of 2013 increased 14% to $8.1 million, compared to $7.1 million for the same period of 2012. This included license revenues for the fourth quarter of 2013, which increased 15% to $4.9 million, compared to $4.3 million for the same period of 2012.

Operating income for the fourth quarter of 2013 was $0.4 million, compared to $0.9 million for the same period of 2012.

Non-GAAP operating income was $1.4 million for both the fourth quarters of 2013 and 2012. Non-GAAP operating income for the fourth quarter of 2013 excludes equity-based compensation totaling $192,000 and $827,000 in amortization and expenses related to the acquisitions of RepliWeb and Hayes. Non-GAAP operating income for the same period of 2012 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisition of RepliWeb, and amortization of software development costs of $476,000. See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Net income for the fourth quarter of 2013 was $54,000, or $0.00 per diluted share, compared to $1.1 million, or $0.09 per diluted share in the fourth quarter of 2012.

Non-GAAP net income for the fourth quarter of 2013 was $1.0 million, compared to $1.5 million for the same period last year. Non-GAAP net income for the fourth quarter of 2013 excludes a total of $979,000 in expenses and amortization, including $611,000 in amortization and expenses associated with the acquisitions of RepliWeb and Hayes; $176,000 of financial income associated with the revaluation of liabilities presented at fair value (attributed mainly to the rise of our share price); and $192,000 in expenses related to stock based compensation. Non-GAAP net income for the same period of 2012 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisition of RepliWeb, financial income associated with the revaluation of liabilities presented at fair value and amortization of software development costs of $393,000.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Financial Results for Full Year 2013
Total revenues for 2013 were $25.3 million, which were relatively flat compared to $25.5 million in 2012. This included license revenues, which decreased by 7% to $13.5 million in 2013, compared to $14.4 million in 2012. The decrease was offset by increase in maintenance and services revenues that amounted to $11.8 million, compared with $11.0 million for 2012.

Operating income for 2013 was $158,000 compared to $2.5 million for 2012.

Non-GAAP operating income for 2013 was $2.3 million, compared to $4.4 million for 2012. Non-GAAP operating income for 2013 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisitions of RepliWeb and Hayes of $2.1 million. Non-GAAP operating income for 2012 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisition of RepliWeb, and amortization of software development costs of $1.8 million. See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Net loss for 2013 was $412,000, or $(0.04) per diluted share, compared to net income of $1.5 million, or $0.12 per diluted share, in 2012.

Non-GAAP net income for 2013 was $1.7 million compared to $4.1 million in 2012. Non-GAAP net income for 2013 excludes a total of $2.1 million in expenses and amortization related to the acquisitions of RepliWeb and Hayes, net of tax effect, equity-based compensation expenses and financial expenses associated with the revaluation of liabilities presented at fair value. Non-GAAP net income for 2012 excludes the impact of expenses and amortization related to the acquisition of RepliWeb, net of tax effect, equity-based compensation expenses, financial expenses associated with the revaluation of liabilities presented at fair value, and amortization of software development costs of $2.6 million.  See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Cash and cash equivalents increased to $16.5 million as of December 31, 2013, compared to $3.8 million as of December 31, 2012.

Shareholders' equity increased to $30.3 million as of December 31, 2013, compared to $9.6 million as of December 31, 2012.

Outlook for 2014
The Company expects revenue from Attunity’s business to increase to between approximately $34 and $37 million for 2014.  Additionally, the Company expects non-GAAP operating margin to range between 9% and 13%.

Financial Reconciliation to NON-GAAP figures for 2014 Outlook:

	From	To
GAAP Operating Profit Margin	0%	5%
Equity base compensation	4%	4%
Amortization and other adjustments – related acquisitions	5%	4%
Non-GAAP Operating Profit margin (*)	9%	13%

(*) Non GAAP Operating Profit Margin is calculated by dividing the Non GAAP Operating Profit by the total revenues for the period.

The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

Conference Call Information

The Company’s management will host a conference call today, January 30, 2014, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are +1 877-280-2342 (U.S. Toll Free), +972 3 763 0145 (Israel), or +1 212-444-0481 (International). All dial-in participants must use the following code to access the call: 6891373. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, http://www.attunity.com/events, and www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through March 2, 2014 at +1 866-932-5017 (U.S. Toll Free) or 1 347-366-9565 (international). Participants must use the following code to access the replay of the call: 6891373. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions of RepliWeb and Hayes, net of related tax, stock-based compensation expenses in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and convertible debt inducement expenses. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our expected revenues and operating margins in 2014, our plan to capitalize on increasing demand for our solutions and become a necessary and key player in the Big Data and Analytics market, we are using a forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft, and Pivotal; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2014 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Diane Imas
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

 CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,481	$3,778
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2013 and 2012)	5,356	3,671
Other accounts receivable and prepaid expenses	685	323

Total current assets	22,522	7,772

Other assets	385	93
Severance pay fund	3,233	2,880
Property and equipment, net	879	423
Goodwill and intangible assets, net	23,061	14,964

Total long-term assets	27,558	18,360

Total assets	$50,080	$26,132

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$458	$316
Contingent purchase consideration	-	1,934
Deferred revenues	5,080	4,759
Employees and payroll accruals	3,174	2,589
Accrued expenses and other current liabilities	1,269	1,220

Total current liabilities	9,981	10,818

LONG-TERM LIABILITIES:

Long-term deferred revenue	957	888
Liabilities presented at fair value and other long-term liabilities	1,219	875
Contingent purchase consideration	3,280	-
Accrued severance pay	4,328	3,989

Total long-term liabilities	9,784	5,752

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,677	1,270
Authorized: 32,500,000 shares at December 31, 2013 and 2012; Issued and outstanding: 14,527,292 shares at December 31, 2013 and 10,919,930 shares at December 31, 2012
Additional paid-in capital	130,944	110,318
Receipt on account of shares	81	-
Accumulated other comprehensive loss	(621)	(672)
Accumulated deficit	(101,766)	(101,354)

Total shareholders' equity	30,315	9,562

Total liabilities and shareholders' equity	$50,080	$26,132

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
			Unaudited
Software licenses	$13,476	$14,437	$4,894	$4,253
Maintenance and services	11,838	11,042	3,165	2,814

Total revenue	25,314	25,479	8,059	7,067
Operating expenses:
Cost of revenues	2,132	2,356	579	609
Research and development	7,756	7,748	2,048	1,921
Selling and marketing	11,746	9,833	3,704	2,868
General and administrative	3,522	3,024	1,336	750

Total operating expenses	25,156	22,961	7,667	6,148

Operating income	158	2,518	392	919
Financial expenses, net	626	1,241	278	196

Income (loss) before taxes on income	(468)	1,277	114	723
Taxes on income (benefit)	(56)	(209)	60	(337)

Net income (loss)	$(412)	$1,486	$54	$1,060

Basic net income (loss) per share	$(0.04)	$0.14	$0.00	$0.10
Weighted average number of shares used in computing basic net income (loss) per share	11,474	10,716	12,561	10,658

Diluted net income (loss) per share	$(0.04)	$0.12	$0.00	$0.09

Weighted average number of shares used in computing diluted net income (loss) per share	11,474	12,311	13,858	12,248

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012
Cash flows activities:
Net income (loss)	(412)	$1,486
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	256	255
Loss from disposals of property and equipment	-	10
Stock based compensation	746	736
Amortization of intangible assets	909	984
Accretion of payment obligation	95	265
Convertible debt inducement expenses	-	108
Change in:
Accrued severance pay, net	(14)	326
Trade receivables	(1,181)	(1,683)
Other accounts receivable and prepaid expenses	(226)	(165)
Other long-term assets	4	(21)
Trade payables	115	(136)
Deferred revenues	25	(86)
Employees and payroll accruals	470	438
Accrued expenses and other current liabilities	(265)	(920)
Excess tax benefit from stock based compensation	(189)	(40)
Change in liabilities presented at fair value	363	706
Change in deferred taxes, net	(434)	(321)

Net cash provided by operating activities	262	1,942

Cash flows from investing activities:
Purchase of property and equipment	(663)	(308)
Decrease of restricted cash	-	362
Cash paid in connection with acquisition, net of cash acquired	(4,163)	-

Net cash provided by (used in) investing activities	(4,826)	54

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	1,096	576
Receipts on account of shares	81	-
Repayment of long-term debt	-	(115)
Repayment of convertible debt	-	(138)
Repayment of contingent consideration	(2,000)	-
Issuance of common shares, net of issuance expenses	17,956	-
Excess tax benefit from stock based compensation	189	40

Net cash provided by financing activities	17,322	363

Foreign currency translation adjustments on cash and cash equivalents	(55)	(65)

Increase in cash and cash equivalents	12,703	2,294
Cash and cash equivalents at the beginning of the period	3,778	1,484

Cash and cash equivalents at the end of the period	16,481	3,778

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	6	225
Taxes	425	298
Non cash activities:
Liability presented at fair value allocated to equity	-	1,410
Issuance of shares in connection with acquisition	1,046	-
	1,046	1,410

ATTUNITY LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012

GAAP operating income	$158	$2,518	$392	$919
Stock based compensation (1)	746	736	192	256
Amortization of software development costs	-	160	-	8
Acquisition-related amortization and adjustments (2)	1,386	952	827	212

Non-GAAP operating income	$2,290	$4,366	$1,411	$1,395

GAAP net income (loss)	(412)	1,486	54	1,060
Stock based compensation (1)	746	736	192	256
Amortization of software development costs	-	160	-	8
Acquisition-related amortization and adjustments (2)	1,386	952	827	212
Revaluation of liabilities and conversion feature presented at fair value	363	814	176	(36)
Acquisition-related financial expenses	95	265	29	66
Tax related to acquisitions	(461)	(360)	(245)	(113)

Non-GAAP net income	$1,717	$4,053	$1,033	$1,453

GAAP diluted net income (loss) per share:	(0.04)	0.12	(0.00)	0.09
Stock based compensation, amortization of software development costs, acquisition-related amortization and adjustments	0.17	0.15	0.08	0.04
Revaluation of liabilities presented at fair value, and acquisition related financial expenses	0.04	0.09	0.01	-
Tax related to acquisitions	(0.04)	(0.03)	(0.02)	(0.01)

Non-GAAP diluted net income per share	$0.13	$0.33	$0.07	$0.12

Weighted average number of shares used in computing diluted net income per share	12,917	12,245	13,922	12,248

ATTUNITY LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands

		Year ended December 31,		Three months ended December 31,
		2013	2012	2013	2012
(1)	Stock-based compensation expenses under ASC 718 included in:

	Research and development	237	$306	55	88
	Selling and marketing	325	241	86	109
	General and administrative	184	189	51	59

		746	$736	192	256
(2)	Amortization and other adjustments – related acquisitions:

	Valuation adjustment on acquired deferred services revenue	13	$128	13	6
	Cost of revenues - Amortization of technology	647	559	261	140
	Selling and marketing - Amortization of customer relationships	262	265	89	66
	Acquisition related expenses	464	-	464	-

		1,386	$952	827	212